Exhibit 4.10

                      CLEAN DIESEL TECHNOLOGIES, INC.
            1994 INCENTIVE PLAN - - STOCK OPTION AWARD AGREEMENT

     STOCK OPTION AWARD AGREEMENT dated as of [DATE] between Clean Diesel Technologies, Inc., a Delaware corporation ("the Company"), of 300 Atlantic Street, Stamford Connecticut 06901, and [NAME], a non- employee director of the Company (the "Participant").

     WHEREAS, the Company desires to afford to the Participant an opportunity to purchase shares of the Company's Common Stock pursuant to the grant of a non-qualified stock option award under the Company's 1994 Incentive Plan (the "Plan")and the Participant desires to obtain such opportunity and the Participant desires to obtain such opportunity;

     NOW THEREFORE, the parties agree, as follows:

     1. Option Grant. The Company grants to the Participant the right and stock option ("this Option"), to purchase [NUMBER] (NUMBER) shares of Common Stock of the Company, par value $.01 per share ("the Stock") at the exercise price per share of U.S. $[PRICE] per share, subject, in all respects, to the terms and conditions of the Plan and to the following terms and conditions.

     2. Term. The term of this Option shall be a period ending on the tenth anniversary ("Expiration Date") of the date first set out above ("Grant Date").

     3. Vesting. This Option shall be fully and immediately exercisable ("vested") with respect to all of the shares to which it is subject.

     4. Method of Exercise. This Option may be exercised only by one or more notices from time to time in writing of the Participant's intent to exercise this Award, or a portion thereof, delivered to the Secretary of the Company accompanied by the Participant's check in the amount of the exercise price, or, in lieu thereof, by delivery to the Company of that number of shares of the Stock equal in value (determined on the same basis as for the grant of Awards under the Plan) to the exercise price and any required withholdings provided in Section 5 below, or by surrendering to the Company of the shares exercised so many as shall equal such value, unless the Participant has within a period of six months previously exercised a Company stock option by delivering or surrendering shares of the Stock. In the event of the Participant's death, such portion of this option as shall remain unexercised may be exercised by the Participant's Beneficiary at any time during the period ending on the Expiration Date.

     5. Taxes. At the time of exercise of this Option, the Participant shall deliver to the Company, if required by the Company, a check payable to the Company equal, in the sole opinion of the Company, to the applicable National, State or Provincial and local income or other taxes legally required to be withheld, stopped or paid by reason of such exercise.

     6. Securities Laws; Transferability. The Stock may only be purchased if there is with respect to the Stock a registration statement or qualification in effect under applicable U.S. or State securities laws or an exemption therefrom. This Option may not be transferred, assigned or pledged except in accordance with the Plan.

     IN WITNESS WHEREOF, the Company and the Participant have each executed this Agreement, all as of the day and year first above written.


CLEAN DIESEL TECHNOLOGIES, INC.


By:
   ----------------------            -------------------------
      (Vice) President                       [NAME]